                                                                    EXHIBIT 99.1


                                VISTA GOLD CORP.


                                NOTICE OF MEETING
                                       AND
                    MANAGEMENT INFORMATION AND PROXY CIRCULAR
                                       FOR
                        AN EXTRAORDINARY GENERAL MEETING
                            OF MEMBERS TO BE HELD ON
                          WEDNESDAY, DECEMBER 17, 1997















                                NOVEMBER 13, 1997

                                TABLE OF CONTENTS


LETTER TO SHAREHOLDERS
NOTICE OF MEETING
MANAGEMENT INFORMATION AND PROXY CIRCULAR.........................................................................1
    Solicitation of Proxies.......................................................................................1
    Appointment of Proxyholder....................................................................................1
    Revocation of Proxy...........................................................................................2
    Voting of Proxies.............................................................................................2
    Exercise of Discretion by Proxyholders........................................................................2
    Voting Securities and Principal Holders of Voting Securities..................................................2
    Quorum and Votes Necessary to Pass Resolutions................................................................3
    Particulars of Matters to be Acted Upon.......................................................................3
         Continuation of the Company under the Business Corporation Act of the Yukon Territory....................3
    Executive Compensation........................................................................................9
    Indebtedness of Directors and Officers.......................................................................16
    Interests of Insiders in Material Transactions...............................................................17
    Management Contracts.........................................................................................17
    Interests of Certain Persons in Matters to be Acted Upon.....................................................17
    Other Matters................................................................................................17
    Board of Director Approval...................................................................................18
SCHEDULE "A"  CONTINUATION RESOLUTION...........................................................................A-1
SCHEDULE "B"  ARTICLES OF CONTINUANCE...........................................................................B-1
SCHEDULE "C"  SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA).................................................C-1



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

November 13, 1997

Dear Shareholder:


         We have called a special meeting of the shareholders of Vista Gold Corp. to be held on Wednesday, December 17, 1997 at 10:00 a.m., Vancouver time, at Suite 1200, 200 Burrard Street, Vancouver, British Columbia. The formal notice of meeting, the management information and proxy circular, a form of proxy and a letter of transmittal are enclosed. These documents contain important information and I encourage you to read them carefully. If you are unable to attend the meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to ensure that your vote is counted.

         The purpose of the meeting is to pass a special resolution authorizing the continuation of the Company's jurisdiction of incorporation from British Columbia to the Yukon Territory. The reasons for the continuation are twofold:

1. The Company will no longer be subject to taxation under the British Columbia Corporation Capital Tax Act, saving us roughly Cdn.$205,000 per year for the 1997 and subsequent fiscal years.

2. Qualification for the Board of Directors will no longer be subject to the Canadian and British Columbia residency requirements under the British Columbia Company Act.


                                           Yours sincerely,


                                           /s/ MICHAEL B. RICHINGS
                                           -------------------------------------
                                           (signed) MICHAEL B. RICHINGS
                                           President and Chief Executive Officer

                                VISTA GOLD CORP.

                                NOTICE OF MEETING

        NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Meeting") of the members ("shareholders") of Vista Gold Corp. (the "Company") will be held at Suite 1200, 200 Burrard Street, Vancouver, British Columbia on Wednesday, December 17, 1997 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to consider and, if thought fit, to pass a special resolution authorizing the continuation (the "Continuation") of the Company under the Business Corporations Act (Yukon Territory) and approving the articles of continuance for adoption by the Company. The full text of such resolution is set out in Schedule "A" to the Information Circular and the full text of such articles of continuance are set out in Schedule "B" to the Information Circular;

2. to consider amendments to or variations of any matter identified in this Notice of Meeting; and

3. to transact such further and other business as may be properly brought before the Meeting or any and all adjournments thereof.

         Accompanying this Notice of Meeting are (i) a Management Information and Proxy Circular, (ii) a form of proxy and notes thereto, and (iii) a Letter of Transmittal.

         If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Montreal Trust Company of Canada at Montreal Trust Centre, Suite 410, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Proxy Department, not later than 10:00 a.m. (Vancouver time) on Monday, December 15, 1997 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment of the Meeting.

         Whether or not you attend the Meeting, the enclosed Letter of Transmittal should be returned in accordance with the instructions therein together with your existing share certificate(s) in order to exchange them for new share certificate(s) to be issued upon the Continuation.

         If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

         This Notice of Meeting, the Management Information and Proxy Circular and the form of proxy are first being sent to shareholders of the Company on or about November 14, 1997.

         DATED at Vancouver, British Columbia, this 13th day of November, 1997.


                                     BY ORDER OF THE BOARD OF DIRECTORS



                                     /s/  WILLIAM F. SIRETT
                                     -------------------------------------------
                                     (signed) WILLIAM F. SIRETT
                                     Secretary

                                VISTA GOLD CORP.

                    MANAGEMENT INFORMATION AND PROXY CIRCULAR

        THIS MANAGEMENT INFORMATION AND PROXY CIRCULAR ("INFORMATION CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF VISTA GOLD CORP. (THE "COMPANY") OF PROXIES TO BE VOTED AT THE EXTRAORDINARY GENERAL MEETING (THE "MEETING") OF THE MEMBERS ("SHAREHOLDERS") OF THE COMPANY TO BE HELD ON WEDNESDAY, DECEMBER 17, 1997 AND ANY ADJOURNMENTS THEREOF FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

         The executive office of the Company is located at Suite 3000, 370 Seventeenth Street, Denver, Colorado 80202 and its telephone number is (303) 629-2450. The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2.

         It is anticipated that this Information Circular and the accompanying Notice of Meeting, form of proxy and a Letter of Transmittal will be first mailed to the shareholders of the Company on or about November 14, 1997. Unless otherwise stated, the information contained in this Information Circular is given as at November 13, 1997.



SOLICITATION OF PROXIES

         The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by officers and employees of the Company. THE COMPANY MAY RETAIN OTHER PERSONS OR COMPANIES TO SOLICIT PROXIES ON BEHALF OF MANAGEMENT, IN WHICH EVENT THE CUSTOMARY FEES FOR SUCH SERVICES WILL BE PAID. THE COST OF THE SOLICITATION WILL BE BORNE BY THE COMPANY.


APPOINTMENT OF PROXYHOLDER

         The persons named in the enclosed form of proxy for the Meeting are directors or officers of the Company and are nominees of management. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING THAT OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED. IF A SHAREHOLDER APPOINTS ONE OF THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY AS A NOMINEE AND DOES NOT DIRECT THE SAID NOMINEE TO VOTE EITHER FOR OR AGAINST OR WITHHOLD FROM VOTING ON A MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY TO SPECIFY HOW THE COMMON SHARES (THE "COMMON SHARES") REGISTERED IN THE NAME OF SUCH SHAREHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED FOR SUCH MATTER OR MATTERS.

         The instrument appointing a proxyholder must be signed in writing by the shareholder or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by a duly authorized officer or attorney of the corporation. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Montreal Trust Company of Canada at Montreal Trust Centre, Suite 410, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Proxy Department, not later than 10:00 a.m. (Vancouver time) on Monday, December 15, 1997 or not less than 48 hours

(excluding Saturdays, Sundays and holidays) before any adjournments of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

         A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any manner permitted by law. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date in the manner described above, or in any other manner permitted by law.

VOTING OF PROXIES

         A shareholder may direct the manner in which his or her Common Shares are to be voted in accordance with the instructions of the shareholder by marking the form of proxy accordingly. If the instructions in a proxy given to management are certain, the Common Shares represented by that proxy will be voted on any poll and, where a choice has been specified in the proxy, the Common Shares will be voted on any poll in accordance with the specifications so made. WHERE NO CHOICE IS SO SPECIFIED WITH RESPECT TO ANY RESOLUTION OR IN THE ABSENCE OF CERTAIN INSTRUCTIONS, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTION. IF MORE THAN ONE DIRECTION IS MADE WITH RESPECT TO ANY RESOLUTION, SUCH COMMON SHARES WILL SIMILARLY BE VOTED IN FAVOUR OF THE RESOLUTION.

EXERCISE OF DISCRETION BY PROXYHOLDERS

         The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters not so identified which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the enclosed form of proxy to vote in accordance with his best judgment on such matters or other business. At the date of this Information Circular, management of the Company knows of no such amendment, variation or other business which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

VOTING SECURITIES

         The authorized share capital of the Company is 3,000,000,000 shares divided into 2,500,000,000 Common Shares without par value, of which 89,152,540 Common Shares are issued and outstanding, and

500,000,000 preferred shares without par value, none of which are issued. The Board of Directors of the Company has fixed the close of business on November 13, 1997 as the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting, but the failure of any shareholder to receive notice of the Meeting does not deprive such shareholder of the entitlement to vote at the Meeting.

         Every shareholder who is present in person and entitled to vote at the Meeting shall have one vote on a show of hands and on a poll shall have one vote for each Common Share of which the shareholder is the registered holder and such shareholder may exercise such vote either in person or by proxy.


PRINCIPAL HOLDERS OF VOTING SECURITIES

         To the knowledge of the directors and senior officers of the Company, as of November 13, 1997, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares of the Company.


QUORUM AND VOTES NECESSARY TO PASS RESOLUTIONS

         Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of two shareholders or two proxyholders representing shareholders.

         With respect to the proposed continuation of the Company under the Business Corporations Act of the Yukon Territory (the "Yukon Act"), section 37 of the Company Act of British Columbia (the "B.C. Act") requires that the shareholders approve such continuation by a special resolution. A special resolution must be approved by not less than three-quarters of the votes cast by the shareholders of the Company who vote in person or by proxy at the Meeting.


PARTICULARS OF MATTERS TO BE ACTED UPON

CONTINUATION OF THE COMPANY UNDER THE BUSINESS CORPORATIONS ACT OF THE YUKON TERRITORY

         At the Meeting, the shareholders will be asked to consider and approve a special resolution (the "Continuation Resolution") authorizing the continuation (the "Continuation") of the Company under the Yukon Act and approving articles of continuance (the "Articles of Continuance") to be adopted by the Company. The full text of the Continuation Resolution is set out in Schedule "A" to this Information Circular.

         A copy of the proposed Articles of Continuance are set out in Schedule "B" to this Information Circular. The Articles of Continuance establish, among other things: (i) the name of the Company; (ii) the rights, privileges, restrictions and conditions attaching to shares in the capital of the Company;
(iii) the minimum and maximum number of directors of the Company; (iv) any restrictions on the businesses that the Company may carry on; and (v) that the Company may hold its annual general meeting and any special meetings of shareholders anywhere outside the Yukon Territory. The terms of the proposed Articles of Continuance contain the following material changes from the present Memorandum and Articles of the Company:

         (a) Share Capital Unlimited - Similar to corporations incorporated in Canadian jurisdictions other than British Columbia, the Company will be authorized to issue an unlimited number of Common Shares.

         (b) Location of Meetings - In accordance with the Yukon Act, the Company will be able to hold its annual general meeting and any special meeting of shareholders anywhere outside the Yukon Territory.

         THE CONTINUATION IS SUBJECT TO THE APPROVAL OF THE REGISTRAR OF COMPANIES FOR BRITISH COLUMBIA AND TO CERTAIN OTHER REGULATORY APPROVALS. Application is being made for these approvals and management anticipates no difficulty in securing these approvals in the ordinary course.

         If the Continuation Resolution is passed, management of the Company will determine the timing for filing of the necessary documents to effect the Continuation. At present, management of the Company intends to file the necessary documents to effect the Continuation immediately following the approval of the Continuation Resolution. Notwithstanding the approval of the Continuation Resolution by the shareholders of the Company, the directors of the Company may abandon the application for the Continuation without further approval of the shareholders at any time prior to the issue of a certificate of continuation giving effect to the Continuation by the Registrar of Corporations for the Yukon Territory.

         Shareholders have the right to dissent with respect to the Continuation Resolution. See "Right of Dissent".


REASONS FOR THE CONTINUATION

         British Columbia Corporation Capital Tax

         The Company is presently subject to taxation under the British Columbia Corporation Capital Tax Act, even though its head office is now located in Denver, Colorado and it has no office or other establishment in British Columbia. At present, this tax costs the Company roughly Cdn$205,000 per year. If the shareholders approve the Continuation Resolution, the Company will not be liable for corporation capital tax for the 1997 year or any future year.

         Residency of Directors

         Section 109 of the B.C. Act requires that a majority of the Company's directors be ordinarily resident in Canada and that at least one director be ordinarily resident in British Columbia. This limitation restricts the expertise that the Company may be able to bring to its Board of Directors.

         The Yukon Act has no residency requirements for directors. By effecting the Continuation under the Yukon Act, the Company's shareholders will have the flexibility which they do not presently enjoy to nominate and elect directors without regard to their residency.

-------------------------------------------------------------------------------
RECOMMENDATION OF DIRECTORS

         THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY CONCLUDED THAT THE CONTINUATION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE CONTINUATION RESOLUTION.
-------------------------------------------------------------------------------


COMPARISON OF THE YUKON ACT AND BRITISH COLUMBIA ACT

         The Yukon Act differs from the B.C. Act in many respects, but provides shareholders with substantially similar rights and protections, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. The following is a summary of the major differences between the B.C. Act and the Yukon Act. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Continuation Resolution.

         Sale of Company's Undertaking

         Under the B.C. Act, the directors of a company may dispose of all or substantially all of the business or undertaking of the company if such action is authorized by a special resolution passed by not less than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting.

         Under the Yukon Act, the sale, lease or exchange of all or substantially all of the property of a company requires approval by not less than two-thirds of the votes cast by shareholders who vote in person or by proxy at a general meeting. In the event holders of shares of a class or series of shares are affected by the sale, lease or exchange in a manner different from the shares of another class or series, such holders are entitled to vote separately as a class or series.

         Special Resolutions

         Under the B.C. Act, a special resolution to approve a change of name, an amalgamation or plan of arrangement, a change in authorized capital or other fundamental changes must be passed by not less than three-quarters of the votes cast by shareholders voting in person or by proxy at a general meeting of the company and, in most cases, also requires a separate resolution passed by not less than three-quarters of the votes cast by the holders of the shares of each class entitled to vote at a general meeting. In addition, the holders of not less than 10% of the voting shares of the company who vote against, or not less than 10% of a class of shares affected by, a change in the special rights and restrictions attached to a class of shares may apply to a court to have the resolution set aside.

         Under the Yukon Act, a special resolution is required to be passed by not less than two-thirds of the votes cast by the shareholders who vote in person or by proxy at a general meeting. In limited circumstances, where a certain class or series of shares is affected in a manner different from another class or series of shares, separate resolutions or class votes by the holders of shares of any class or series must be passed by not less than two-thirds of the votes cast by the holders of shares of that class or series.

         Rights of Dissent and Appraisal

         The B.C. Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholders for the fair value of such shares. The dissent right is applicable where the company proposes to:

         (a)       continue out of the jurisdiction;

         (b) provide financial assistance to a person for the purchase of the company's shares;

         (c) sell the whole or substantially the whole of the company's undertaking;

         (d)       enter into a statutory amalgamation; or

         (e) sell the whole part of its business or property on liquidation.

         The procedure for exercising dissent remedies is slightly different under the Yukon Act as are the events which trigger such rights. A holder of shares of any class of a company may dissent if the company resolves to:

         (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

         (b) amend its articles to add, change or remove any restrictions on the business or businesses that the company may carry on;

         (c)      amalgamate with another company;

         (d)      be continued under the laws of another jurisdiction; or

         (e) sell, lease or exchange all or substantially all of its property.

         Oppression Remedies

         Under the B.C. Act, a shareholder of a company has the right to apply to a court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

         The Yukon Act contains rights that are viewed as broader in that they are available to a larger class of complainants. Under the Yukon Act, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

         Shareholder Derivative Actions

         Under the B.C. Act, a shareholder or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

         A broader right to bring a derivative action is contained in the Yukon Act, and this right extends to officers, former shareholders, former directions and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

         Place of Meetings

         The B.C. Act requires all meetings of shareholders to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

         The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the Company's articles so provide.

         Number and Residency of Directors

         The B.C. Act provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

         The Yukon Act does not have any such residency requirements, but does require that at least two of the directors not be officers or employees of the corporation or its affiliates.

         Shareholder Proposals

         Unlike the legislation governing corporations federally and in many provinces of Canada, the B.C. Act does not contain a mechanism allowing shareholders to make a "shareholder proposal" for consideration at an annual general meeting.

         The Yukon Act allows a shareholder to make a proposal for consideration at an annual general meeting and requires that the directors of the company facilitate the communication of that proposal to the shareholders in advance of the meeting, provided the requirements of the Yukon Act in this regard are followed by any shareholder wishing to make such a proposal.

         Removal of Directors

         The B.C. Act provides that shareholders may only remove directors between annual general meetings by a special resolution approved by not less than three-quarters of the votes cast in person or by proxy at a general meeting.

         The Yukon Act permits the shareholders to remove directors between annual general meetings by ordinary resolution, which requires the approval of a simple majority of the votes cast in person or by proxy at a special meeting.



RIGHT OF DISSENT

         Pursuant to the B.C. Act, any shareholder who dissents in respect of the Continuation Resolution (a "Dissenting Shareholder") is entitled, provided the Continuation Resolution is effected and upon compliance with the appropriate procedures, to be paid the fair value of the Common Shares of the

Company in respect of which dissent was exercised and which are held by the Dissenting Shareholder, such fair value to be determined as of the day before the Continuation Resolution was passed.

         The following is a summary of the operation of the provisions of the B.C. Act relating to a Dissenting Shareholder's dissent and appraisal rights. Any shareholder considering the exercise of a right of dissent should seek independent legal advice since failure to comply strictly with the provisions of the B.C. Act may prejudice such shareholder's right to dissent. The provisions of the B.C. Act relating to a Dissenting Shareholder's dissent and appraisal rights are set out in Schedule "C" to this Information Circular.

         Pursuant to the B.C. Act, a shareholder who wishes to dissent in respect of the Continuation Resolution must give written notice of dissent ("Notice of Dissent") to the Company. Notice of Dissent may be given to the Company by leaving it at or by mailing it by registered mail addressed to the Company's registered and records office at 900 Waterfront Centre, 200 Burrard Street P.O. Box 48600, Vancouver, British Columbia, Canada, V7X 1T2, Attention:
William F. Sirett, or by personally serving it on any director or officer of the Company. In all cases, a Notice of Dissent must be given by not later than December 16, 1997. The giving of a Notice of Dissent does not deprive a shareholder of the right to vote on the Continuation Resolution. A vote against the Continuation Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent. A shareholder is not entitled to dissent with respect to any Common Shares if such shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) any Common Shares in favour of the Continuation Resolution, but a shareholder may abstain from voting on the Continuation Resolution, or may vote as a proxy for a shareholder whose proxy requires an affirmative vote without affecting his or her dissent rights.

         If the Continuation Resolution is passed, the Company is required to give any Dissenting Shareholder prior notice of the Company's intention to act on the Continuation Resolution and to advise any Dissenting Shareholder of his or her rights under the B.C. Act. Within 14 days after the Company gives such a notice of intention to act, each Dissenting Shareholder must send to the Company's registered office a written notice containing his or her name and address, the number of Common Shares of the Company in respect of which he or she dissents and a requirement that the Company purchase all such Common Shares (the "Demand for Purchase") together with the share certificates representing the Common Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to forward such written notice and his or her share certificates within the 14 days loses any right to require the Company to purchase all the shares in respect of which the Notice to Dissent was given.

         Upon a Dissenting Shareholder making a Demand for Purchase, the Dissenting Shareholder is bound to sell and the Company is bound to purchase the Common Shares in respect of which the Demand for Purchase is given for their fair value as of the day before the Continuation Resolution was passed, including any appreciation or depreciation in anticipation of the vote. After making a Demand for Purchase, a Dissenting Shareholder may not vote or exercise or assert any rights of a shareholder in respect of the Common Shares for which Notice to Dissent has been given unless the Dissenting Shareholder withdraws the Demand for Purchase with the consent of the Company. Until the Dissenting Shareholder is paid in full for such Common Shares, he or she may exercise and assert the rights of a creditor of the Company with respect to such Common Shares.

         Either the Dissenting Shareholder or the Company is entitled to apply to the Court, which may fix the price and terms of the purchase and sale of the Common Shares in respect of which the dissent is made or order that the price and terms be established by arbitration or make such consequential orders and give such directions as the Court considers appropriate. Except as described above, the Continuation does not affect the rights of the Dissenting Shareholder or the Company under the B.C. Act or the price to be paid for the Common Shares of the Company.

EXCHANGE OF COMMON SHARE CERTIFICATES FOLLOWING THE CONTINUATION

         If the Continuation is approved by shareholders, the Company will be required to adopt a new form of Common Share certificate. The procedure for shareholders to surrender their existing Common Share certificates and receive new Common Share certificates in exchange therefor is set out in the Letter of Transmittal accompanying this Information Circular. Shareholders who have not received a Letter of Transmittal should contact Montreal Trust Company of Canada ("Montreal Trust") at Montreal Trust Centre, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Re-Organization Department (Toll-Free Telephone No.: 1-888-661-5566 or Facsimile or at (604) 661-9480).

         Upon receipt by Montreal Trust of a shareholder's properly completed Letter of Transmittal, together with his or her existing Common Share certificates, Montreal Trust will forward to such shareholder on or as soon as practicable after the effective date of the Continuation (the "Effective Date"), the new Common Share certificates to which such shareholder is entitled. Shareholders who forward properly completed Letters of Transmittal, together with their respective Common Share certificates, prior to the Effective Date will be forwarded the new Common Share certificates to which they are entitled as soon as practicable and, in any event, not later than 10 days after the Effective Date. Montreal Trust will forward to shareholders who have deposited their properly completed Letter of Transmittal, together with their existing Common Share certificates, after the Effective Date, the new Common Share certificates to which they are entitled within 10 days following receipt by Montreal Trust of such letters and share certificates. Shareholders who do not forward to Montreal Trust properly completed Letters of Transmittal together with their existing Common Share certificates, will not receive the new Common Share certificates to which they are otherwise entitled until tender is made.

         No commission will be charged to shareholders who tender certificates evidencing their respective Common Shares according to the instructions set out in the Letter of Transmittal or who use a services of a member of the soliciting dealer group, if any. If the Continuation is not completed, all transmitted Common Share certificates will be returned forthwith to shareholders entitled thereto, without charge.

         IT IS RECOMMENDED THAT SHAREHOLDERS COMPLETE AND RETURN THEIR LETTERS OF TRANSMITTAL, TOGETHER WITH THEIR RESPECTIVE COMMON SHARE CERTIFICATES, TO MONTREAL TRUST AS SOON AS POSSIBLE AFTER THE MEETING.



EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table contains a summary of the compensation paid to, or earned by, the Company's current President and Chief Executive Officer, and the executive officers of the Company who received in their capacity as officers of the Company and any of its subsidiaries, in excess of Cdn$100,000 (collectively, the "Named Executive Officers") for each of the Company's three most recently completed financial years ended December 31, 1996, 1995 and 1994. All currency figures under the heading "Summary Compensation Table" are in United States dollars.

                           SUMMARY COMPENSATION TABLE


                                                                                           LONG-TERM
                                                      ANNUAL COMPENSATION                 COMPENSATION
                                                      -------------------                 ------------
                                                                                            NUMBER OF
                                                                                          COMMON SHARES         ALL OTHER
                                                                       OTHER ANNUAL       UNDER OPTIONS          COMPEN-
          NAME AND                          SALARY        BONUS     COMPENSATION(1)(3)     GRANTED (2)          SATION(3)
     PRINCIPAL POSITION          YEAR       (US$)         (US$)            (US$)               (#)                (US$)
------------------------------   ----       ------        -----     ------------------    -------------         ---------
MICHAEL B. RICHINGS(4)           1996       200,000       22,419           nil                 50,000            5,333
President and                    1995       154,363       30,000           nil                250,000            5,286
Chief Executive Officer          1994           n/a          n/a           n/a                    n/a              n/a
--------------------------------------------------------------------------------------------------------------------------
AMJAD J. ALI(5)                  1996       130,000        4,767           nil                    nil            5,200
Vice President Finance and       1995        95,343        9,534           nil                 80,000            1,907
Chief Financial Officer          1994        95,343        8,801           nil                    nil            1,907
--------------------------------------------------------------------------------------------------------------------------
PAUL WRIGHT                      1996        57,756        4,711       187,305                 60,000            1,711
Former Vice President Mining     1995        39,626          nil           nil                    nil          106,117(6)
and Project Development          1994           n/a          n/a           n/a                    n/a              n/a
--------------------------------------------------------------------------------------------------------------------------
RONALD J. MCGREGOR(7)            1996        70,000          nil           nil                    nil            1,400
Vice President Operations        1995           n/a          n/a           n/a                    n/a              n/a
and Development                  1994           n/a          n/a           n/a                    n/a              n/a
--------------------------------------------------------------------------------------------------------------------------

(1) Perquisites and other personal benefits for the most recently completed financial year do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers unless otherwise noted.
(2) All securities under option are for Common Shares of the Company. No stock appreciation rights ("SARs") are outstanding.
(3) Represents the Company's contribution under the Company's Retirement Savings Plan, except where otherwise indicated. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. See "Pensions and Retirement Savings Plans".
(4) Mr. Richings was appointed President and Chief Executive Officer of the Company on June 1, 1995.
(5) Mr. Ali became permanently employed by the Company in April 1993 and was appointed Vice President Finance on May 12, 1993 and was appointed Chief Financial Officer on December 13, 1995.
(6) Compensation received by Mr. Wright for services rendered in his capacity as General Manager, Hycroft Mine of Hycroft Resources & Development Corporation from 1992. Mr. Wright became Vice President Mining and Project Development on May 1, 1995. Mr. Wright ceased to be Vice President Operations and Development on May 30, 1996.
(7) Mr. McGregor became Vice President Mining and Project Development on June 1, 1996.

         The total aggregate remuneration paid by the Company and its subsidiaries to the directors and senior officers as a group, excluding the Named Executive Officers, during the financial year ended December 31, 1996 was US$131,867.


LONG-TERM INCENTIVE PLAN

         The Company does not presently have a long-term incentive plan for its Named Executive Officers.

STOCK OPTIONS

         The Company has established a stock option plan (the "Stock Option Plan") which provides for grants to directors, officers, employees and consultants of the Company, or its subsidiaries, of options to purchase up to a maximum of 4,500,000 of the issued and outstanding Common Shares from time to time, provided that no more than 5% of the issued and outstanding Common Shares may from time to time be reserved for issuance pursuant to the exercise of stock options granted to any one individual. Effective upon the amalgamation of Granges Inc. and Da Capo Resources Ltd. on November 1, 1996, the Company as the amalgamated entity adopted the Stock Option Plan of Granges Inc. Under the Stock Option Plan, options may be exercised by the payment in cash of the option exercise price to the Company. All options are subject to the terms and conditions of an option agreement entered into by the Company and each participant at the time an option is granted.

         The Stock Option Plan is administered by the Board of Directors which has full and final discretion to determine: (i) the total number of optioned shares to be made available under the Stock Option Plan; (ii) the directors (who are full-time employees), officers, employees and consultants of the Company who are eligible to receive stock options under the Stock Option Plan ("Optionees");
(iii) the time when and the price at which stock options will be granted; (iv) the time when and the price at which stock options may be exercised; and (v) the conditions and restrictions on the exercise of options. Pursuant to the terms of the Stock Option Plan, the exercise price must not be less than the closing price of the Common Shares on The Toronto Stock Exchange on the day preceding the date of grant. Options become exercisable only after they vest in accordance with the respective stock option agreement and must expire no later than 10 years from the date of grant.

         Under the terms of the Stock Option Plan, directors who are not full-time employees of the Company automatically receive options to purchase 50,000 Common Shares upon becoming a director, with such options vesting and becoming exercisable as to 25% on the date of grant and 25% on each of the first, second and third anniversaries.

         If an Optionee ceases to be an officer or employee of the Company, or its subsidiaries, as a result of termination for cause, all unexercised options will immediately terminate. If an Optionee ceases to be a director, officer or employee of the Company, or its subsidiaries, or ceases to be a consultant to the Company, for any reason other than termination for cause, the Optionee shall have the right to exercise his or her options at any time up to but not after the earlier of 30 days from the date of ceasing to be a director, officer, employee or consultant, or the expiry date. In the event of death of an Optionee, the legal representatives of such Optionee have the right to exercise the options at any time up to but not after the earlier of 90 days from the date of death, or the expiry date.

         Options granted under the Stock Option Plan are non-transferable and non-assignable other than on the death of an Optionee. An Optionee has no rights whatsoever as a shareholder in respect of unexercised options.

         Stock Option Grants

         The following table sets forth a summary of stock options granted to the Named Executive Officers under the Stock Option Plan during the financial year ended December 31, 1996. All stock options are for Common Shares of the Company. No stock appreciation rights ("SARs") are outstanding, and it is currently intended that none be issued. All currency figures under the heading "Stock Option Grants" are in Canadian dollars.

                                    OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                          % OF TOTAL
                                            OPTIONS                                  MARKET
                           NUMBER OF       GRANTED TO                          VALUE OF SECURITIES
                          SECURITIES      EMPLOYEES IN        EXERCISE OR      UNDERLYING OPTIONS
                         UNDER OPTION    FINANCIAL YEAR       BASE PRICE       ON THE DATE OF GRANT      EXPIRATION
NAME                         (#)               (%)           (CDN$/SECURITY)     (CDN$/SECURITY)(1)         DATE
----                     -------------   ---------------    ---------------    --------------------      ----------
MICHAEL B. RICHINGS        50,000             6.0                 1.83                 91,500          October 31, 2006
AMJAD J. ALI                 nil              nil                  nil                  nil                   nil
PAUL WRIGHT                  nil              nil                  nil                  nil                   nil
RONALD J. MCGREGOR         100,000            12.0                2.75                275,000            June 1, 2006

-----------------------
(1) The market value of the Common Shares on the date of grant of the options is the closing price per share at which the Common Shares were traded on The Toronto Stock Exchange on the day preceding the date of grant.


         Aggregated Option Exercises and Value of Unexercised Options

         The following table sets forth a summary of the exercise of options by the Named Executive Officers during the financial year ended December 31, 1996 and the value at December 31, 1996 of unexercised in-the-money options held by the Named Executive Officers. No SARs are outstanding. All currency figures under the heading "Aggregated Option Exercises and Value of Unexercised Options" are in Canadian dollars.

  AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                                             VALUE OF UNEXERCISED
                                                                    UNEXERCISED OPTIONS AT   IN-THE-MONEY OPTIONS
                                SECURITIES                           FINANCIAL YEAR-END     AT FINANCIAL YEAR-END
                                 ACQUIRED          AGGREGATE            EXERCISABLE/            EXERCISABLE/
                                ON EXERCISE      VALUE REALIZED         UNEXERCISABLE          UNEXERCISABLE(1)
           NAME                    (#)               (CDN$)                 (#)                     (CDN$)
           ----                 -----------      --------------     ----------------------   ---------------------
MICHAEL B. RICHINGS                 nil               nil              137,500/162,500           254,375/300,625
AMJAD J. ALI                        nil               nil               60,000/40,000            111,000/74,000
PAUL WRIGHT                         nil               nil                  nil/nil                   nil/nil
RONALD J. MCGREGOR                  nil               nil               25,000/75,000             46,250/138,750

----------------------------
(1) Based on the closing trading price of the Common Shares on The Toronto Stock Exchange on the last trading day of the financial year, being $1.85.

         None of the options held by the Named Executive Officers were repriced downward during the financial year ended December 31, 1996.

PENSION AND RETIREMENT SAVINGS PLANS

         The Company sponsors a quantified tax-deferred savings plan in accordance with the provisions of section 401(K) of the U.S. Internal Revenue Service Code which is available to permanent U.S.-based employees. Under the terms of this plan, the Company makes contributions of up to 4% of eligible employees' salaries.

         The Company also sponsors a retirement savings plan which is available to permanent Canadian-based employees. Under the terms of this plan, the Company is required to contribute between 2% and 4% of the employee's salary, depending on length of service, to a maximum of Cdn$3,500 per year and provided that the employee also makes the minimum required contribution, as follows:

                                                                  COMPANY'S                   EMPLOYEE'S
                                                                 CONTRIBUTION                CONTRIBUTION
TERM OF EMPLOYMENT                                                % OF SALARY                 % OF SALARY
------------------                                              -------------               -------------
3 years or less............................................          2.0%                        2.0%
3-4 years..................................................          3.0%                        2.0%
4-5 years..................................................          3.5%                        2.0%
5 years or more............................................          4.0%                        2.0%

         The retirement savings funds for each employee are deposited in the employee's registered retirement savings plan ("RRSP") as defined in Canadian income tax legislation and are held by a trustee. The amounts contributable to an RRSP and the withdrawal and taxation of RRSP funds both before and after retirement are governed by Canadian income tax legislation. If funds are withdrawn by the employee from his or her RRSP, the employee ceases to qualify for contributions by the Company for a period of two years.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

         All of the Named Executive Officers of the Company have been engaged under employment contracts. Each of these contracts provides for base salary, annual discretionary incentive bonus, four weeks' vacation time and various minor perquisites. The contracts between the Company and the Named Executive Officers, other than the President and Chief Executive Officer, are for an unlimited term, provide for performance bonuses in accordance with the Company's incentive policy, may be terminated by the Company or the Named Executive Officer upon 30 days written notice, and provide for severance benefits described below.

         The contract between the Company and Michael B. Richings, the President and Chief Executive Officer, is for an unlimited term, provides for an annual bonus of up to 30% of his base salary at the sole discretion of the Board of Directors and provides for a severance benefit described below. Under the terms of this contract, the employment of Mr. Richings may be terminated by the Company without cause, provided that it continues to pay his base salary for a period of 12 months (or makes a lump sum payment equal to 12 months of his base salary), and by Mr. Richings upon 60 days notice to the Company. In addition, in the event that Mr. Richings suffers an injury or illness that renders him permanently incapable of substantially performing his duties under this contract, the Company may terminate Mr. Richings' employment, provided that it continues to pay his base salary and other employee benefits for a period of one year following notice of such termination.

         As at November 13, 1997, the Company has arrangements with three of the Named Executive Officers under which each is entitled to receive severance benefits based upon his monthly salary in the event of termination of his employment other than for cause. The aggregate compensation paid or payable to the three Named Executive Officers under this arrangement is US$506,582, and the amount payable to each Named Executive Officer is as follows:

         Michael B. Richings                                 US$182,415
         Amjad J. Ali                                        US$184,167
         Ronald J. McGregor                                  US$140,000

         The fourth Named Executive Officer, Paul Wright, received a severance payment upon termination of his employment of US$187,305.

         Other than as described above, the Company has no plan or arrangement in respect of compensation received or that may be received by Named Executive Officers to compensate such officers in the event of the termination of employment, resignation, retirement , change of control of the Company or in the event of a change in responsibilities following a change of control.



REPORT OF THE COMPENSATION COMMITTEE

         Composition of the Compensation Committee

         The Company has a Compensation Committee comprised of the following directors: David R. Sinclair, Alan G. Thompson and Ross J. Beaty. None of the members of the Compensation Committee is or have been an executive officer or employee of the Company or any of its subsidiaries or affiliates.

         Report

         It is the responsibility of the Compensation Committee to review and recommend compensation policies and programs to the Company as well as salary and benefit levels for its executives. The committee makes recommendations to the Board of Directors which gives final approval on compensation matters. During 1996, the Compensation Committee met two times.

         The Company's compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company's business. These policies and programs are intended to attract and retain capable and experienced people.

         In addition to industry comparables, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, overall financial and operating performance of the Company and the committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives. Superior performance is recognized through the Company's incentive policy.

         The total compensation plan for executive officers is comprised of three components: base salary, an incentive payment and stock options. As a general rule for establishing base salaries, the Compensation Committee reviews competitive market data for each of the executive positions and determines placement at an appropriate level in a range. Compensation levels are typically negotiated with the candidate for the position prior to his or her final selection as an executive officer. The compensation range for executives normally moves annually to reflect external factors such as inflation.

         The Company's incentive policy generally allows executive officers and management personnel to earn an incentive payment to a maximum of 15% of his or her base salary, two-thirds of which is based upon individual performance and one-third of which is based upon the performance of the Company. All executive officers and management personnel participate in this policy, except the President and Chief Executive Officer. By contract, the President and Chief Executive Officer is entitled to earn a bonus of up to 30% of his base salary. Following the end of each fiscal year, the Compensation Committee makes a recommendation to the Board of Directors as to the appropriate incentive payment for the executive officers and management personnel. No specific performance criteria or objectives are utilized by the Compensation Committee or the Board of Directors in making their determinations. In 1996, incentive payments totalling US$74,300 were paid to four executive officers and senior employees, subject to one-half of the payment being reinvested in Common Shares through a subscription from treasury.

         The third element in the total compensation plan is the Stock Option Plan. This plan is intended to emphasize management's commitment to growth of the Company and enhancement of shareholders' wealth through, for example, improvements in net earnings and share price increments. In the past the Company placed less reliance on stock options as management incentives in comparison to other companies in the mining industry, principally because of the relative undervaluation of the Company's stock and other factors which were perceived to have interfered with normal market performance of its shares. A review of the stock option element of executive and management compensation was undertaken in 1994 and, in August 1994, the Board of Directors adopted the recommendations of the Compensation Committee with respect to exercising its discretion in granting options under the Stock Option Plan. These recommendations, which were designed to improve the value of the plan as an incentive to management and to encourage long-term service, are as follows:

         (a) participation under the Stock Option Plan will continue to be restricted to senior staff;

         (b) the initial grant of options will continue to be upon commencement of permanent employment, will be at a level commensurate with the seniority of the position and will be in accordance with current industry standards;

         (c) consideration will be given to subsequent grants on an ad hoc basis dependent upon corporate and individual performance and up to a maximum level commensurate with the seniority of the position; and (d) each new grant will have a maximum term of 10 years as required under the Stock Option Plan, but with one quarter of the options exercisable at the date of grant and the remaining three quarters in equal instalments over the succeeding three years.

                           Submitted on behalf of the Compensation Committee


                                  DAVID R. SINCLAIR
                                  ALAN G. THOMPSON
                                  C. THOMAS OGRYZLO

PERFORMANCE GRAPH

         The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its Common Shares with the cumulative total return of the TSE 300 Stock Index, assuming the reinvestment of dividends, for the last five financial years:

               1991      1992      1993      1994      1995      1996
               -----     ----      ----      ----      ----      ----
TSE 300         100      123       120       134.2     128.9     168.8
VISTA GOLD      100      150       325       204       187.5     154.2

COMPENSATION OF DIRECTORS

         During the financial year ended December 31, 1996, directors of the Company received a fee of Cdn$12,000 per annum payable monthly in equal instalments, plus a fee of Cdn$600 per meeting of the Board of Directors or any committee thereof (Cdn$500 for telephone meetings). The Chairman of the Board of Directors received an additional fee of Cdn$24,000 per annum but did not receive fees for meetings of committees of the Board of Directors. The Company also reimbursed directors for out-of-pocket expenses related to their attendance at meetings. No additional amounts were paid or are payable to directors of the Company for committee participation or special assignments.



INDEBTEDNESS OF DIRECTORS AND OFFICERS

         None of the directors or senior officers of the Company, or associates or affiliates of the foregoing persons, is, or has been, indebted to the Company during the most recently completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         No insider of the Company and no associate or affiliate of any insider has, or has had, any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company, except as has been disclosed in a previous information circular.



MANAGEMENT CONTRACTS

         There are no management functions which are to any substantial degree performed by persons other than the directors or senior officers of the Company.



INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

         Other than as disclosed herein, no person who has been a director or officer of the Company at any time since the beginning of the most recently completed financial year, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, in any matter to be acted on at the Meeting.



OTHER MATTERS

         Management of the Company knows of no other matters which will be brought before the Meeting, other than those set forth in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.



INFORMATION AVAILABLE

         EACH PERSON TO WHOM A COPY OF THIS INFORMATION CIRCULAR IS DELIVERED WHO MAKES A WRITTEN REQUEST TO THE COMPANY WILL BE SENT WITHOUT A CHARGE A COPY OF THE ANNUAL REPORT ON FORM 20-F, INCLUDING FINANCIAL STATEMENTS AND THE FINANCIAL SCHEDULES FOR THE MOST RECENT FISCAL YEAR. WRITTEN REQUESTS MUST BE MADE DIRECTLY TO THE COMPANY.

BOARD OF DIRECTOR APPROVAL

         The undersigned hereby certifies that the contents and sending of this Information Circular to the shareholders of the Company have been approved by the Board of Directors.

         DATED at Vancouver, British Columbia, this 13th day of November, 1997.


                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    /s/ WILLIAM F. SIRETT
                                    -------------------------------------------
                                    (signed) WILLIAM F. SIRETT
                                    Secretary

                                  SCHEDULE "A"

                             CONTINUATION RESOLUTION

                   Continuation pursuant to Section 37 of the
                         Company Act (British Columbia)


      Special Resolution of the Meeting authorizing the Continuation of the Company pursuant to Section 37 of the Company Act (British Columbia):

         "BE IT RESOLVED as a special resolution that:

         1. pursuant to section 37 of the Company Act (British Columbia) the directors of Vista Gold Corp. (the "Company") are hereby authorized to apply under section 190 of the Business Corporations Act (Yukon Territory) to the Registrar of Corporations of the Yukon Territory for a Certificate of Continuance continuing the Company under the Business Corporations Act (Yukon Territory);

         2. the articles of continuance (the "Articles of Continuance") in substantially the form attached as Schedule "B" to the Management Information and Proxy Circular accompanying the Notice of Meeting for this Extraordinary General Meeting are hereby approved in all respects, with such amendments thereto as the director or officer executing the same may approve, such approval to be conclusively evidenced by his or her execution thereof;

         3. all amendments to the existing Memorandum and Articles of the Company reflected in the Articles of Continuance are hereby approved;

         4. notwithstanding that this special resolution has been duly passed by the members of the Company, the Board of Directors of the Company may revoke this special resolution at any time prior to the issue of a Certificate of Continuation giving effect to the continuation of the Company under the Business Corporations Act (Yukon Territory) without further approval of the members; and

         5. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver the Articles of Continuance and to execute and, if appropriate, deliver all other documents and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument, and the taking of any such action."

                                  SCHEDULE "B"

                             ARTICLES OF CONTINUANCE



 YUKON                                       BUSINESS CORPORATIONS ACT                                           Form 3-01
JUSTICE                                           (Section 190)
                                                                                                   ARTICLES OF CONTINUANCE
---------------------------------------------------------------------------------------------------------------------------
1. Name of Corporation:

   Vista Gold Corp.
---------------------------------------------------------------------------------------------------------------------------
2. The classes and any maximum number of shares that the corporation is authorized to issue:

   See Schedule 1 attached hereto.
---------------------------------------------------------------------------------------------------------------------------
3. Restrictions if any on share transfers:

   None.
--------------------------------------------------------------------------------------------------------------------------
4. Number (or minimum or maximum number) of Directors:

   Minimum 3 - Maximum 8
--------------------------------------------------------------------------------------------------------------------------
5. Restrictions if any on businesses the corporation may carry on:

   The Corporation is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.
--------------------------------------------------------------------------------------------------------------------------
6. If change of name effected, previous name:

   Not applicable.
--------------------------------------------------------------------------------------------------------------------------
7. Details of incorporation:

   Amalgamated under the laws of British Columbia on November 1, 1996 under the name "Vista Gold Corp.".
--------------------------------------------------------------------------------------------------------------------------
8. Other provisions if any:

   See Schedule 1 attached hereto
--------------------------------------------------------------------------------------------------------------------------
9. Date                                         Signature                                    Title

---------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE 1

                         to the Articles of Continuance

                                       of

                                VISTA GOLD CORP.

1. The classes and any maximum number of shares that the Corporation is authorized to issue:

       an unlimited number of Common Shares; and an unlimited number of Preferred Shares.

       The Common Shares and the Preferred Shares shall have attached thereto the special rights and restrictions attached hereto as Annexure A.

2.     Other provisions, if any:

       (a) Shareholder meetings may be held in Vancouver, British Columbia or such place or places as the directors in their absolute discretion may determine from time to time.

       (b) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation, to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of the Corporation, and in no event shall the total number of directors exceed the maximum number of directors fixed pursuant to paragraph 4 of the Articles of Continuance.

                                   ANNEXURE A

                    SPECIAL RIGHTS AND RESTRICTIONS ATTACHING
                     TO THE COMMON SHARES WITHOUT PAR VALUE

The Common Shares shall have attaching thereto the following special rights and restrictions:

1.1 The holders of the Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation, other than meetings of the holders of any other class of shares of the Corporation.

1.2 Subject to the rights of the holders of the Preferred Shares, the holders of the Common Shares shall in each year, in the discretion of the Directors, be entitled out of monies lawfully available for dividends to dividends in such amounts as may be determined in the absolute discretion of the Directors from time to time.

1.3 Subject to the rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation shall be distributed rateably to the holders of the Common Shares.


                    SPECIAL RIGHTS AND RESTRICTIONS ATTACHING
                             TO THE PREFERRED SHARES

The Preferred Shares shall have attached thereto the following special rights and restrictions:

2.1 The Preferred Shares may, upon compliance with the applicable provisions of the Business Corporations Act (Yukon Territory) (the "Corporations Act"), be issued at any time and from time to time in one or more series.

2.2 The Directors may, by resolution duly passed before the issuance of Preferred Shares of any series, alter the Articles to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of each series and alter the Articles to create, define and attach special rights and restrictions to the Preferred Shares of each series, subject to the special rights and restrictions attached to all Preferred Shares and subject to the provisions of the Corporations Act.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation with respect to the payment of dividends and may also be given such other preferences not inconsistent herewith over the Common Shares of the Corporation as may be determined by the Directors as to the series authorized to be issued.

2.4 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall be entitled rateably to receive the amount paid up on such shares before any amount shall be paid or any property or assets of the Corporation distributed to the holders of the Common Shares.

         2.5 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary.

         2.6 So long as any Preferred Shares are outstanding, the Corporation shall not at any time without, in addition to any approval that may then be prescribed by applicable law, the approval of the registered holders of the Preferred Shares given in writing by the registered holders of all the issued and outstanding Preferred Shares or given by a resolution passed at a meeting called and conducted in accordance with subparagraph 2.8 hereof and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting, create or issue any shares ranking prior to the Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its members for the purpose of winding up its affairs.

2.7 Except as otherwise provided with respect to any particular series of Preferred Shares and except as otherwise required by law, the registered holders of the Preferred Shares shall not be entitled as a class to receive notice of or to attend or to vote at any meetings of the shareholders of the Corporation.

2.8 The rights, privileges, restrictions and conditions attached to the Preferred Shares of the Corporation may be modified, abrogated, dealt with or affected with the sanction of either the consent in writing signed by the holders of all of the issued Preferred Shares, or a special resolution passed at a special meeting of the holders of Preferred Shares who are present in person or represented by proxy. To any such special meeting, all the provisions of the by-laws of the Corporation relating in any manner to general meetings or to the proceedings thereat, or to the rights of shareholders at or in connection therewith, shall mutatis mutandis apply, but so that the necessary quorum shall be two in number of the holders of Preferred Shares collectively holding or representing by proxy 51% of the issued Preferred Shares, and that if at any adjourned meeting a quorum is not present those holders of Preferred Shares who are present shall be a quorum.

                                  SCHEDULE "C"

                SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)

DISSENT PROCEDURE

207   (1)   If,

            (a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

            (b)   the resolution referred to in paragraph (a) is passed, and

            (c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

                  the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

      (2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

      (3)   The dissenting member must exercise the right given by subsection
            (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

            (a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

            (b)   the share certificates representing all of those shares,

            and on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

      (4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

            (a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

            (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

            (c) join in the application any other dissenting member who has complied with subsection (3), and

            (d) make consequential orders and give directions it considers appropriate.

      (5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection
            (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

      (6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), shall not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

      (7)   Every dissenting member who has complied with subsection (3)

            (a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

            (b) may not withdraw the requirement to purchase the shares, unless the company consents, and

            (c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

      (8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court may make the order, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

      (9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

      (10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.




                                   C-2